UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated October 23, 2018

Commission File Number: 001-38024

BeyondSpring Inc.

BeyondSpring Inc.
28 Liberty Street, 39th Floor
New York, New York 10005
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On October 23, 2018, BeyondSpring issued press releases relating to its announcement of top line positive efficacy and safety data from Phase 2 Study 106 with its lead asset, Plinabulin, for chemotherapy-induced neutropenia prevention  and the use of Plinabulin for the prevention of chemotherapy-induced neutropenia.

Copies of the press releases are  attached as Exhibit 99.1 and 99.2 to this report and, except for portions of such exhibits comprised of quotations by BeyondSpring’s management, are hereby incorporated by reference into the Registration Statement on Form F-3 (File No. 333-224437) and Registration Statement on Form S-8 (File No. 333-216639).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BeyondSpring Inc.

	By:	/s/ Lan Huang
	Name:	Lan Huang
	Title:	Chairman and Chief Executive Officer

Date: October 23, 2018

EXHBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release, dated October 23, 2018

99.2	Press Release, dated October 23, 2018